UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 VOLU-SOL, INC.
                       --------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  928710 20 1
                         -----------------------------
                                 (CUSIP Number)

                             Wilford G. Kirton, III
                             Chief Executive Officer
                                 Volu-Sol, Inc.
                              5095 West 2100 South
                           Salt Lake City, Utah 84120
                                 (801) 974-9474
                         ------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 27, 2000
                          -----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  928710 20 1



 1   NAME OF REPORTING PERSONS.

     James Dalton

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     -----------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /x/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7   SOLE VOTING POWER: 400,000


 8   SHARED VOTING POWER: 0


 9   SOLE DISPOSITIVE POWER: 400,000


 10  SHARED DISPOSITIVE POWER: 0


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES       /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.36%

14   TYPE OF REPORTING PERSON*

          CO

Item 1.   Security and Issuer

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.0001 par value ("Shares"), of Volu-Sol, Inc., a Utah corporation ("Volu-Sol"). Volu-Sol's principal executive office is located at 5095 West 2100 South, Salt Lake City, Utah 84120.

Item 2.   Identity and Background

     The name and principal business and office address of the person filing this Statement is James Dalton, P.O. Box 3621, Park City, Utah 84060.

     During the last five years, Dalton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Dalton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Pursuant to a Subscription Agreement ("Subscription Agreement") by and between Dalton and Volu-Sol, dated as of April 10, 2000, Dalton purchased
400,000 shares of voting capital stock of Volu-Sol for $1.00 per share (all amounts have been adjusted for a 1:5 reverse split of Volu-Sol's common stock effected April 28, 2000).

Item 4.   Purpose of Transaction

     Dalton acquired the shares of Volu-Sol as described in this report for investment purposes. Dalton has also agreed to purchase approximately 2,550,000 additional shares of Volu-Sol convertible preferred stock from the issuer during the next 12 months.

     Except as provided in this Statement, in any exhibit hereto, or in any amendment hereto, Dalton does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of Volu-Sol or the disposition of securities of Volu-Sol, (b) an extraordinary corporate transaction involving Volu-Sol or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Volu- Sol or any of its subsidiaries, (d) any change in the present board or directors or management of Volu-Sol, (e) any material change in the present capitalization or dividend policy of Volu-Sol, (f) any other material change in Volu-Sol's business or corporate structure, (g) changes in Volu-Sol's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of Volu-Sol by any person, (h) causing a class of securities of Volu-Sol to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Volu-Sol becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer

     Dalton beneficially owns an aggregate of 400,000 shares, which represents approximately 16.36% of the shares of Volu-Sol deemed to be issued and outstanding. Dalton has the sole power to vote or to dispose of all of such shares.

     Except as disclosed on this Statement, there was no other transaction in the shares that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Dalton is not a party to any agreement involving the voting of the shares.

Item 7.   Exhibits

         None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2000



/s/ James Dalton

---------------------
James Dalton